BALDWIN
BALDWIN PIANO & ORGAN COMPANY
422 Wards Corner Road
Loveland, Ohio 45140-8390

(513) 576-4500


FOR IMMEDIATE RELEASE
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LOVELAND, OHIO, APRIL 24, 1995 - Baldwin Piano & Organ Company's 1995
first quarter net sales increased 16% to $29.8 million from $25.6 million in 1994, reflecting a 19% increase in the unit volume of keyboard instruments sold. Net earnings for the first quarter of 1995 also increased 16% to $.8 million ($.24 per share) from $.7 million ($.21 per share) in 1994. The increase in net earnings is primarily the result of reductions in selling and administrative expenses.


     (in thousands, except          Three Months Ended
      net earnings per share)              March 31,

				   1995         1994
				   ----         ----
     Net sales                     $29,760      $25,572

     Net earnings                     $815         $705

     Net earnings per share          $0.24        $0.21

     Average number of shares
	  outstanding                3,415        3,415


Baldwin Piano & Organ Company is the largest domestic manufacturer of keyboard musical instruments, and also manufactures printed circuit boards and a variety of wood products.


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CONTACT:  Charles Juengling (513) 576-4522